March 4, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	G-III Apparel Group, Ltd.

Form 10-K for the Fiscal Year Ended January 31, 2014

Filed March 31, 2014

File No. 000-18183

Ladies and Gentlemen:

As discussed with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), set forth below is a clarification to the responses of G-III Apparel Group, Ltd. (“G-III,” the “Company,” “we” or “our”) to the comments of the Staff, contained in our prior response letters in connection with the Staff’s comments relating to the Company’s Form 10-K for the fiscal year ended January 31, 2014 (the “Form 10-K”), filed with the Commission on March 31, 2014. In addition, this letter suggests an alternative basis for our segment reporting based on the guidance contained in ASC 280 as well as to reflect remarks made by Dan Murdock, Deputy Chief Accountant, to the 2014 AICPA Conference on Current SEC and PCAOB Developments. This letter should be read in conjunction with our letter dated February 24, 2014 responding to the Staff’s comment letter dated January 28, 2014, our letter dated March 28, 2014 responding to the Staff’s comment letter dated March 5, 2014, our letter dated May 12, 2014 responding to the Staff’s comment letter dated April 15, 2014, our letter dated June 25, 2014 in response to a phone conversation on June 20, 2014 between James Giugliano and Rufus Decker of the Staff and me, our letter dated August 6, 2014 responding to the Staff’s comment letter dated July 9, 2014, and our letter dated November 3, 2014 responding to the Staff’s comment letter dated October 3, 2014.

Note K – Segments, page F-23

We recognize that the facts and circumstances relating to the nature of G-III’s organizational and management structure require judgment as the considerations of the characteristics of ASC 280-10-50-1 apply to overlapping sets of components. Our interpretation of the guidance on segment reporting has been more focused on resource allocation and our strategic view of how we operate and manage the business, rather than the assessment of performance. This focus was based on our interpretation of FAS 131 when we first established our reporting segments. We believe that this view is consistent with ASC 280 – Segment reporting.

The objectives of ASC 280 are three fold: to allow users of financial statements to better understand the enterprise's performance, to better assess its prospects for future net cash flows and to make more informed judgments about the enterprise as a whole. We continue to believe we attained that objective, particularly with respect to the prospects for future net cash flows. As previously discussed, a licensed business has a fixed term. In contrast, owned trademarks allow the Company to sell product indefinitely. This is a key area of focus for the CODM, and G-III has always believed a reader of our financial statements would have significant interest in the cash flows generated from licenses that can be terminated, may not be renewed or expire after a specified term. As a result, prior to 2008, we historically presented our business as having two reportable segments: licensed products and non-licensed products. We continually reassess our segment disclosure reporting. In 2008, we identified an event which required us to modify our segment reporting. This event was the acquisition of Wilson’s Leather, which resulted in the creation of our retail operations segment.

The intent of this letter is to propose a revision to our segment reporting and to further demonstrate how we believe our new proposed segment reporting structure better meets the requirements of the guidance, takes into consideration the operating decisions made by the CODM, is consistent with ASC 280 and is consistent with the recent remarks by the Deputy Chief Accountant in December 2014. We believe that in addition to viewing the operating segments as licensed products, non-licensed products and retail operations, there are several factors that we believe support the position that our Company may appropriately report licensed and non-licensed products as a single wholesale segment. We believe that our current segment reporting is not inappropriate and aligns with how certain strategic decisions are made and the level at which certain resources are allocated. In order to more align our reportable segments with ASC 280 and the Staff’s views which focus on regular operating decisions, we plan to implement an alternative that would report based on two operating segments: wholesale operations and retail operations beginning with our fiscal quarter ending April 30, 2015. We will modify the information provided to the CODM and the Board, replacing licensed and non-licensed product segment information with wholesale operations segment information commencing in the same quarter ending April 30, 2015. We hereby submit our alternative position for the Staff’s consideration which we believe also aligns with the formal accounting literature relating to segment reporting and the clarifying staff comments. The following discussion is based on ASC 280 – Segment reporting and how our facts and circumstances apply to that guidance.

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We considered the guidance in ASC 280-10-50-1 which states:

An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b.	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c.	Its discrete financial information is available.

We have concluded that G-III’s proposed wholesale and retail operations meet the definition of operating segments as described in ASC 280-10-50-1. Each of our wholesale and retail operations engages in business activities from which the segments earn revenue and incur expense. In addition, discrete financial information is available for each and the operating results of each are regularly reviewed by the CODM.

Our retail operations segment represents a distinct operating segment. There is one retail operations segment manager, Bill Hutchison, the President of AM Retail Group, Inc., who reports to the CODM. Mr. Hutchison is directly accountable and maintains regular contact with the CODM. Mr. Hutchison is responsible for the budgeting process and is compensated based upon the results of the retail operations segment. The budgeting, forecasting and internal reporting processes are done separately for the retail operations segment on a separate accounting system. Operating performance reports reflect our retail operations segment and are reviewed monthly by the CODM. The segment’s profitability is the basis for allocating the significant resources used by the segment mainly to maintain stores, build new stores, upgrade and maintain software needs and operate warehouse facilities. The retail operations segment budgeting process and compensation of the retail operations segment manager require approval of our CODM.

Regarding the wholesale portion of our business, we believe that our CODM, who is our Chief Executive Officer (“CEO”), oversees the entire wholesale business and is the de facto segment manager. Our wholesale business includes our current licensed product and non-licensed product operating activities that are not in the retail operations segment. The CODM reviews the operating performance of our wholesale operations on a monthly basis. Discrete financial information is also available for this segment.

We considered the guidance in ASC 280-10-50-5 which states:

The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the

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segments of a public entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity's president, executive vice presidents, and others.

We have concluded that our CEO is the Company’s CODM as he has ultimate responsibly and authority in allocating resources and assessing the performance of our segments and does so on a regular basis. All significant strategic and operating decisions are made or approved by our CEO.

We considered the guidance in ASC 280-10-05-3 which states:

A public entity could provide complete sets of financial statements that are disaggregated in several different ways, for example, by products and services, by geography, by legal entity, or by type of customer. However, it is not feasible to provide all of that information in every set of financial statements. The guidance in this Subtopic requires that general-purpose financial statements include selected information reported on a single basis of segmentation. The method for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the public entity's internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner.

Significant daily operating decisions are made by the CODM as segment manager for our wholesale operations and Bill Hutchison for our retail operations. Bill Hutchison is responsible for the day to day operations of the retail operations segment and makes routine operating decisions for that segment. These decisions include, but are not limited to, personnel, logistics and distribution, store expenditures and the level of promotional activity at the stores.

Morris Goldfarb, our CEO, is responsible for the day to day operations of the wholesale operations segment and makes routine operating decisions for this segment based upon his assessment of the performance of our wholesale operations. These decisions relate to, but are not limited to customer interactions, personnel, warehouse, showroom and office space allocations, and inventory positions.

The following are examples of specific types of decisions that are made on a routine basis based on the CODM’s review of the performance of our wholesale and retail operations:

Customer Interactions: Mr. Goldfarb will evaluate and authorize markdowns and accommodation returns for our larger wholesale customers. This decision is based upon the entire wholesale relationship between the customer and us. Furthermore, Mr. Goldfarb maintains an active line of communication with the senior management at all of our larger wholesale customers.

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Office and warehouse space: Decisions regarding space allocations are made at the wholesale and retail levels. Our licensed and non-licensed wholesale activities share common office, showroom and warehousing space and decisions regarding additional space and the allocation of existing space are based on considerations of the combined volume and level of activity for all wholesale operations given that the nature of the operations are consistent. Similar considerations are made at a retail level.

Inventory levels: The assessment of inventory levels and purchasing starts at the total wholesale and retail level. Regarding wholesale inventory purchases, the CODM, Mr. Goldfarb, approves the budget at the wholesale level and in so doing authorizes product line managers to purchase inventory to their submitted budgetary levels. Based upon discussions Mr. Goldfarb has with our wholesale customers, he may authorize additional inventory purchases to fulfill anticipated inventory needs.

Personnel: Operating decisions that are made with respect to personnel, such as the timing of salary increases, whether to have salary increases at all, equity compensation grants, or adjusting staffing levels are generally based upon budgeted and forecasted results at the wholesale and retail levels.

The above are examples of decisions that are made and results that are reviewed on a routine basis by the CODM. These are largely performed at the retail and wholesale levels.

We considered the guidance in ASC 280-10-05-4 which states:

The management approach facilitates consistent descriptions of a public entity in its annual report and various other published information. It focuses on financial information that a public entity's decision makers use to make decisions about the public entity's operating matters. The components that management establishes for that purpose are called operating segments.

G-III has been consistent with its segment reporting in its annual and quarterly reports. Specifically, our Management’s Discussion and Analysis of Financial Condition and Results of Operation in our annual and quarterly reports discuss the performance of our operating segments. Historically, our scripted narratives for our quarterly and annual conference calls speak directly to the performance of our current segments, with specific details about our licensed products, non-licensed products and retail operations reporting segments.

The CODM makes operating and strategic decisions based on many different information sources. The financial information included in our monthly reporting packages is a key source upon which decisions are made and the financial information provided on a consolidated basis, on our current operating segments and on a wholesale and retail level are the primary focus of the financial information used.

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We considered the guidance in ASC 280-10-50-6 which states:

For many public entities, the three characteristics of operating segments described in paragraph 280-10-50-1 clearly identify a single set of operating segments. However, a public entity may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity's operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.

Financial information is presented to the CODM in a variety of different ways. It is presented on a fully consolidated basis, it is reported at the wholesale and retail level, and is further segregated by licensed products and non-licensed products. Additional information is presented by group manager and product line as well. This financial information has been previously provided supplementally to the Staff.

Prospectively, commencing with our quarter ending April 30, 2015, we will no longer include the information previously provided for the licensed and non-licensed product segments. The same financial information that will be presented to the CODM will also be presented to the Board of Directors. The business activities of our retail operations and wholesale operations are quite different. The customer base, product pricing, gross margins, and promotional activity each differentiate business activities of our retail operations as compared to our wholesale operations.

Our wholesale operations segment is headquartered in New York, New York with distribution centers in New Jersey. Our showrooms and administrative functions for our wholesale operations are centralized in New York. Our operating system and our general ledger platforms for our wholesale operations are separate and distinct from our retail operations.

Our retail operations segment is headquartered in Brooklyn Park, Minnesota with its warehouse facility located there as well. It has separate accounting and information technology systems. As discussed in previous responses, the retail operations segment manager is responsible for the budgeting process and is compensated based upon the results of the segment. Our budgeting, forecasting and internal reporting processes are done separately for our wholesale and retail operations. The retail operations segment budgeting process and compensation of the retail operations segment manager require approval of our CODM.

We considered the guidance in ASC 280-10-50-7 which states:

Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title.

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Bill Hutchison is the segment manager for our retail operations segment as he is directly accountable for the segment and maintains regular contact with the CODM to discuss operating activities, results, forecasts and plans for the segment. As discussed above, Morris Goldfarb, our CODM, functions as segment manager for our wholesale operations. Mr. Goldfarb is responsible for the operating activities, results, forecasts and plans for this segment. As discussed above, significant operating decisions related to customer sales, inventory purchasing, personnel and leased space are made by Mr. Goldfarb.

We considered the guidance in ASC 280-10-50-8 which states:

The chief operating decision maker also may be the segment manager for certain operating segments. A single manager may be the segment manager for more than one operating segment. If the characteristics in paragraphs 280-10-50-1 and 280-10-50-3 apply to more than one set of components of a public entity but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.

Mr. Goldfarb served as the operating segment manager for the licensed and non-licensed product operating segments, and we believe Mr. Goldfarb functions as the operating segment manager for the wholesale operations segment.

We considered the guidance in ASC 280-10-50-9 which states:

The characteristics in paragraphs 280-10-50-1 and 280-10-50-3 may apply to two or more overlapping sets of components for which managers are held responsible. That structure is sometimes referred to as a matrix form of organization. For example, in some public entities, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based on products and services would constitute the operating segments.

As previously discussed, our product line information is combined and presented internally in various ways, i.e. on a consolidated basis; wholesale and retail; licensed, non-licensed and retail; and by certain group managers. There is overlap in reporting between sets of components related to the group manager reporting and the licensed and non-licensed products reporting. Group managers may have overlapping responsibilities between licensed and non-licensed product lines. In previous letters, we have discussed why these groups do not represent operating segments. The groups represent a flexible hierarchical structure used to delegate and manage the product lines of the Company. Groups are created based upon the group managers’ competencies and capacities rather than product considerations. As a result, a group may include different types of products across non-licensed and licensed product activities. Furthermore, the underlying composition of the product lines within the group has been and continues to be

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subject to changes from year to year. The group based financial information is available, but is not regularly reviewed by the CODM or used in his decision making process. Accordingly, we do not believe that our groups are operating segments. We have also considered whether product lines are operating segments and have concluded that they are not. While the CODM periodically, on a case by case limited basis, assesses the performance of our 57 product lines, there are no significant resource allocation decisions that are made by the CODM at the product line level.

Based upon the SEC’s recent public comments at the AICPA conference in December 2014, we would like to provide our analysis on the other data points that the SEC mentioned should be considered in identifying segments.

Overall Management Structure

As provided in Appendix 1 of our letter dated August 6, 2014, we have twelve group managers that manage our 57 product lines. From a management structure perspective, Bill Hutchison meets the definition of a segment manager and supports our position that retail operations are a separate operating segment. With respect to our wholesale business, Mr. Goldfarb has functioned as the segment manager for the licensed and non-licensed product segments of our business, and will operate as the segment manager for our wholesale operations. As described in ASC 280-10-50-7, an operating segment generally has a “segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title.” We also considered the guidance in ASC 280-10-50-8 which states that “the chief operating decision maker also may be the segment manager for certain operating segments.”

As such, we believe that the CODM is functioning in the capacity of the wholesale operations segment manager. The CODM makes operating decisions and reviews the financial results and forecasts of the wholesale operations segment and the guidance recognizes that the CODM can be a segment manager.

Basis of Budgets and Forecasts

Our wholesale and retail operations segments each have their own budgeting and forecasting process which is clearly consistent with the staff’s public comments. The budget and forecasting process of our wholesale operations and retail operations are done independent of each other. Please refer to our November 3, 2014 letter for the details of how we compile these budgets and forecasts.

Executive Compensation Determination

The compensation of our retail operations segment manager is directly based upon the performance of our retail operations. Mr. Goldfarb’s compensation is significantly influenced by

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the performance of our wholesale operations, which represented 87% of our operating profit in the fiscal year ended January 31, 2014. However, as our CEO, his compensation is influenced by our operations as a whole. We do not believe that the lack of direct compensation based solely on our wholesale operations changes our conclusion that wholesale operations are an independent segment.

The compensation of the CODM, the group managers and the product line managers has three major components: base salary, bonus and long term compensation in the form of equity awards.

Base salaries are determined at the time of hire based upon individual circumstances and the market. Periodic raises are based on individual performance and overall wage increases.

The bonus for each of Morris Goldfarb (CEO and CODM) and Sammy Aaron (Vice Chairman and group manager) is calculated based on the consolidated pre-tax income of the Company as defined in their respective employment agreements. The bonus compensation for group and product line managers is either formulaic based on a profit measure of the manager’s group or product line, discretionary or a combination of both.

The Compensation Committee of the Board of Directors determines the amount and terms of equity awards to be granted to the named executive officers after consultation with the CODM. Equity awards for all other personnel are determined by the CODM in consultation with the Compensation Committee and are based on a discretionary assessment of the employee’s contribution to the Company.

Financial Information Presented

While we understand that Mr. Murdoch at the AICPA conference in December 2014, noted that there “has been a significant emphasis, and perhaps over-reliance, on the financial information reviewed by the CODM as a registrant determines its operating segments”, we do acknowledge that it is a data point to be considered. While we do present financial information by our licensed product, non-licensed product and retail operations segments, there is an equal amount of financial information that is presented based on our wholesale operations and retail operations. We also recognize that decisions may be made, both strategically and operationally, by the CODM using discrete financial information provided for each.

Conclusion

As previously discussed, we relied heavily on the strategic decisions and resource allocations in our assessment of operating segments in the past which lead us to reporting licensed products, non-licensed products and retail operations as our operating segments.

We realize that the determination of operating segments requires significant judgment, especially given our particular facts and circumstances. Certain decisions are made at the licensed products and non-licensed products levels. However, as discussed in this letter, when we re-evaluated the

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factors and placed a larger emphasis on the regular operating decisions as opposed to strategic decisions being made by our CODM, we determined that prospectively we should report our operating segments based on our wholesale operations and our retail operations level, for the reasons discussed above.

We continue to believe that our current segment reporting structure is in compliance with ASC 280, but also acknowledge that our proposed segment reporting based on our wholesale operations and retail operations structure may be more appropriate. We propose to commence reporting using our new wholesale and retail operations segments with our reporting in our first quarter (ending April 30, 2015) of our current fiscal year which ends January 31, 2016. We hereby request confirmation by the Staff of its agreement with our proposed segment reporting.

The Company confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions regarding the foregoing, please do not hesitate to call or e-mail Neal S. Nackman at (212) 403-0654 or nealn@g-iii.com.

Very truly yours,

/s/ Neal S. Nackman
Neal S. Nackman
Chief Financial Officer

cc:	Eric West, Securities and Exchange Commission

Rufus Decker, Securities and Exchange Commission

James Giugliano, Securities and Exchange Commission

Angela Halac, Securities and Exchange Commission

Neil Gold, Esq., Fulbright & Jaworski LLP

Manuel G. Rivera, Esq., Fulbright & Jaworski LLP

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